# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Argentina (C1), 2000
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0002080636
Persons authorized to receive notices and communications: Noah Kolatch, 930 Sylvan Avenue, Suite 140, Englewood Cliffs, New Jersey (NJ), 07632, (786) 688-2201; Greg Kramer, 30 Rockefeller Plaza, 26th Floor, New York, New York (NY), 10112, (212) 835-4819

## Reporting persons
- Jasper Lake Ventures One LLC (CIK 0002080636): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,382,919; sole dispositive power 0; shared dispositive power 7,382,919; aggregate amount beneficially owned 7,382,919 (10.6% of the class)
  Comment: The number of shares in rows 8, 10 and 11 consists of 397,000 Ordinary Shares held by Jasper Lake as of the filing of this Schedule 13D plus the Ordinary Shares issuable upon the conversion of the Notes held by Jasper Lake. The percentage set forth in Row 13 is calculated based on (i) 62,712,602 Ordinary Shares of the Issuer outstanding as of March 31, 2025, as reported in the Issuer's current report on Form 6-K filed with the Commission on June 20, 2025, plus (ii) 6,985,919 Ordinary Shares issuable upon the conversion of the Note, which is convertible within 60 days of this Schedule 13D.
- Noah Kolatch: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,382,919; sole dispositive power 0; shared dispositive power 7,382,919; aggregate amount beneficially owned 7,382,919 (10.6% of the class)
  Comment: The number of shares in Rows 8, 10 and 11 consists of 397,000 Ordinary Shares held by Jasper Lake as of the filing of this Schedule 13D plus the Ordinary Shares issuable upon the conversion of the Notes held by Jasper Lake. The percentage set forth in Row 13 is calculated based on (i) 62,712,602 Ordinary Shares of the Issuer outstanding as March 31, 2025, as reported in the Issuer's current report on Form 6-K filed with the Commission on June 20, 2025, plus (ii) 6,985,919 Ordinary Shares issuable upon the conversion of the Notes, which is convertible within 60 days of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Argentina (C1), 2000
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: The persons filing this Schedule 13D (collectively, the "Reporting Persons") are Jasper Lake Ventures One LLC ("Jasper Lake") and Noah Kolatch.
Residence or business address: The principal business address of each of the Reporting Persons is 930 Sylvan Avenue, Suite 140, Englewood Cliffs, NJ 07632.
Present principal occupation or employment: Jasper Lake is principally engaged in investing. Each of Noah Kolatch, Jonathan Kolatch and Joseph Kolatch is a principal of Jasper Lake and Noah Kolatch is a Director of the Issuer. Each of them may be deemed to share voting and dispositive power with respect to the securities of Issuer held by Jasper Lake. Voting and investment decisions with respect to securities held by Jasper Lake are made by the managers of Jasper Lake. Each of the Reporting Persons may also serve as general partner, principal or manager of certain other entities engaged in the purchasing, holding, and selling of securities for investment purposes.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Jasper Lake - Delaware

Noah Kolatch - United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Schedule 13D relates to Ordinary Shares that the Reporting Persons have the right to acquire within 60 days upon conversion of the Secured Guaranteed Convertible Note (the "Note" and part of a series of identical "Notes" issued pursuant to the Purchase Agreement (as defined below)) held directly by Jasper Lake. As further described below, Jasper Lake used a total of approximately $33,500,000 to acquire the Notes (including the right to convert such Notes into Ordinary Shares in accordance with the terms of such Notes) reported in this Schedule 13D. The source of the funds used to acquire the Notes (and the Ordinary Shares into which such Notes may be converted) reported herein is the investment capital of Jasper Lake.

On August 5, 2022, Jasper Lake entered into a Note Purchase Agreement with the Issuer and the other parties thereto (as amended as of June 18, 2025, the "Purchase Agreement"), pursuant to which Jasper Lake agreed to purchase $33,500,000 in principal amount of a Note. On August 5, 2022 (the "Issue Date"), the Issuer issued $55,000,000 in aggregate principal amount of Notes (including the Note purchased by Jasper Lake) pursuant to the Purchase Agreement.

The Notes bore regular interest at a rate of 9.00% per year from the Issue Date, until and through June 15, 2025. From and after June 16, 2025, the Notes bear a regular interest rate of 15.00% per annum. The Notes will mature on August 31, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Notes. The Notes are convertible at the option of the holders at any time after September 30, 2025, into that number of Ordinary Shares, calculated by dividing (x) the principal amount of the Note then outstanding plus the amount of PIK interest accrued thereon and compounded thereto (the "Accreted Principal Amount") by (y) a strike price originally equal to $6.00, as may be adjusted in accord with the terms and conditions of the Purchase Agreement (the "Strike Price"). As such, the Note held by Jasper Lake was, as of the date of this Schedule 13D, convertible into an aggregate of 6,985,919 Ordinary Shares. The number of Ordinary Shares issuable upon conversion of the Note will increase a result of PIK interest accrued and compounded thereon as of the date of any conversion. In addition, each holder of a Note, including Jasper Lake, also has the right to convert all or any portion of the Accreted Principal Amount of its Note together with any accrued and unpaid interest thereon, including the amount of the Prepayment Premium (as defined in the Purchase Agreement) (if any) and the Equity Option Fee (as defined in the Purchase Agreement) (if any) (such amounts collectively, the "CoC Conversion Amount") into that number of Ordinary Shares, calculated by dividing (x) the CoC Conversion Amount by (y) a strike price originally equal to the Strike Price.

The Strike Price is subject to customary anti-dilution adjustments for stock splits, recapitalizations, reclassifications, reorganizations and similar events. The Strike Price is also subject to price based anti-dilution, including in the event that the Issuer consummates any issuances of Ordinary Shares or other securities that by their terms are convertible into or exchangeable for Ordinary Shares in an single transaction or series of related transactions in which the Issuer receives gross proceeds in excess of $10,000,000 at a price per Ordinary Share below the then prevailing Strike Price, then following such issuance the Strike Price shall be reduced to the price per share at which such Ordinary Shares are issued or may be converted or exercised.

The Issuer has the right to prepay the Notes in accordance with the terms set forth in the Note Purchase Agreement.

In connection with the Purchase Agreement and the issuance of the Notes, on the Issue Date, the Issuer entered into a Registration Rights Agreement with Jasper Lake and the other parties thereto (the "Registration Rights Agreement"), pursuant to which, among other things, the parties, including Jasper Lake, were granted customary registration rights with respect to the Ordinary Shares underlying the Notes.

On June 18, 2025, the Issuer and the holders of the Notes, including Jasper Lake, entered into a First Amendment to Note Purchase Agreement and the Notes (the "Amendment"). Pursuant to the Amendment, Noah Kolatch was appointed to the Board of Directors of the Issuer (the "Board"). The initial term of Mr. Kolatch (or anyone who replaces him during such initial term) shall be until the Issuer's 2025 Annual General Meeting. Thereafter, at any time during the period that the Notes are outstanding (the "Restricted Period"), the Issuer shall cause Mr. Kolatch (or anyone who replaces him) to be nominated for election as a director by the Issuer's shareholders at the Issuer's Annual General Meeting, beginning with the Issuer's 2025 Annual General Meeting and at each annual meeting thereafter during the Restricted Period. In addition, as part of the Amendment, the Issuer appointed Scott Croco and Milen Marinov to the Board. In the event that Scott Croco is unable for any reason to serve as a director at any time during the Restricted Period, Noah Kolatch shall be entitled to select his replacement. If Milen Marinov is unable for any reason to serve as a director at any time during the Restricted Period, then Noah Kolatch and Scott Croco shall be entitled to select his replacement, provided that such replacement shall be reasonably acceptable to the other members of the Board.

The foregoing is a summary description of certain terms of the Purchase Agreement (including the Amendment and the exhibits and attachments thereto) does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 99.2 hereto, the Amendment, which is filed as Exhibit 99.3 hereto, and the Registration Rights Agreement, which is filed as Exhibit 99.4 hereto, each of which is incorporated herein by reference

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the Notes (and the Ordinary Shares into which such Notes may be converted) for investment purposes in Jasper Lake's ordinary course of business. The Reporting Persons have had discussions with members of the Issuer's management and members of the Issuer's Board in connection with the Reporting Persons' investment in the Issuer and Noah Kolatch's membership on the Board and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other shareholders or third parties regarding the Issuer's business operations, strategies, capital structure, assets, liabilities and other matters related to the Issuer. The Reporting Persons, including as a member of the Board, may engage in a number of conversations that may relate to one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D, including options for maximizing shareholder value, enhancing the Issuer's corporate governance, improving capital, asset or liability allocation, monetizing the Issuer's assets, various strategic alternatives or operational or management initiatives, and the other Reporting Persons may also participate in those conversations as investors. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. Subject to the Issuer's insider trading policy, these actions may include: (i) acquiring additional Ordinary Shares and/or other equity, notes, other securities, derivatives or other instruments that are based upon or relate to the value of securities of the Issuer, or any debt of the Issuer or its affiliates, irrespective of whether it is a security (collectively, "Instruments") in the open market or otherwise; (ii) disposing of any or all of their Instruments in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Instruments; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and is dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The percentages set forth herein are calculated based on (i) 62,712,602 Ordinary Shares of Bioceres Crop Solutions Corp. (the "Issuer") outstanding as March 31, 2025, as reported in the Issuer's current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the "Commission") on June 20, 2025, plus 6,985,919 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of August 1, 2025, the Reporting Persons held or had a right to receive an aggregate of 7,382,919 Ordinary Shares of the Issuer, which constitutes approximately 10.6% of the outstanding Ordinary Shares of the Issuer.

Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto.

Each of Noah Kolatch, Jonathan Kolatch, and Joseph Kolatch as a principal of Jasper Lake may be deemed to exercise voting and investment power over the Ordinary Shares directly held by Jasper Lake (including Ordinary Shares into which the Note may be converted).

Each of them disclaims beneficial ownership over all securities beneficially owned by Jasper Lake, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that any of them is the beneficial owner of such securities for any other purpose.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, no transactions in the Ordinary Shares or securities convertible into, exercisable for, or exchangeable for Ordinary Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Except as otherwise described herein, including the Notes and the Joint Filing Agreement, no Reporting Person has any contract, arrangement, understanding, or relationship with any person with respect to the Ordinary Shares of the Issuer or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are filed as exhibits hereto:

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons dated August 8, 2025 (filed herewith).

Exhibit 99.2 Purchase Agreement, dated as of August 5, 2022 (incorporated herein by reference to the Note Purchase Agreement attached as Exhibit 99.10 of the Issuer's current report on Form 6-K filed with the Commission on August 8, 2022).

Exhibit 99.3 Amendment, dated as of June 18, 2025 (incorporated herein by reference to the First Amendment to Note Purchase Agreement and the Convertible Notes attached as Exhibit 99.1 of the Issuer's current report on Form 6-K filed with the Commission on June 20, 2025).

Exhibit 99.4 Registration Rights Agreement, dated as of August 5, 2022 (incorporated herein by reference to the Registration Rights Agreement attached as Exhibit 4.14 of the Issuer's annual report on Form 20-F filed with the Commission on October 28, 2022).

## Signatures
- Jasper Lake Ventures One LLC: /s/ Noah Kolatch, Noah Kolatch, Authorized Signatory (08/08/2025)
- Noah Kolatch: /s/ Noah Kolatch, NOAH KOLATCH (08/08/2025)